Exhibit 99.1

Double Hull Tankers, Inc. Reports Second Quarter 2007 Results

ST. HELIER, JERSEY, CHANNEL ISLANDS, AUGUST 29, 2007 – Double Hull Tankers, Inc. (NYSE:DHT) today announced results for the period from April 1 to June 30, 2007. Total revenues for this period were $20.7 million and net income was $7.4 million, or $0.25 per share (diluted). The Board of Directors of DHT has declared a dividend of $0.39 per share, which will be paid on September 21, 2007 to shareholders of record as of the close of business on September 12, 2007. DHT plans to host a conference call at 9 am ET on August 29, 2007 to discuss the results for the quarter. See below for further details.

Second Quarter 2007 Results

Total revenues for the second quarter of $20.7 million ($19.4 million in the second quarter of 2006) consist of $17.5 million in base charter hire revenue and $3.2 million in additional hire under the company’s profit sharing arrangements with Overseas Shipholding Group, Inc. (“OSG”). Of the additional hire, $1.6 million relates to DHT's Very Large Crude Carriers (“VLCCs”) and $1.6 million relates to DHT's Aframax tankers. In the quarter ended June 30, 2007, DHT’s VLCCs achieved average time charter equivalent (“TCE”) earnings in the commercial pool of $51,900 per day (compared to $46,800 per day in the second quarter of 2006 and $46,700 per day in the first quarter of 2007) and the Aframax tankers achieved $30,100 per day (compared to $27,200 per day in the second quarter of 2006 and $38,300 per day in the first quarter of 2007), according to data from the commercial pools. Approximately 25% of the revenue days in the Aframax International pool in the second quarter relate to vessels time chartered out by the pool at an average rate of approximately $29,000 per day.

In general, through the profit sharing elements of the charter agreements, DHT earns an additional amount equal to 40% of the excess of the vessels’ actual net TCE earnings in the commercial pools over the base charter hire rates for the quarter, calculated on a fleet wide basis and on a four quarter rolling average. The actual average TCE earnings that DHT received for its vessels during the quarter ended June 30, 2007 were $44,200 per day for the VLCCs (compared to $41,000 per day in the second quarter of 2006 and $42,400 per day in the first quarter of 2007) and $26,600 per day for the Aframax vessels (compared to $23,800 per day in the second quarter of 2006 and $26,100 per day in the first quarter of 2007).

Actual average TCE earnings are calculated by dividing the total revenue actually earned by the vessels by the sum of the total days each vessel was on hire during the relevant period, or “revenue days”.  In the quarter ended June 30, 2007, revenue days were 260 for the VLCCs (compared to 272 revenue days in the second quarter of 2006) and 348 for the Aframaxes (compared to 345 revenue days in the second quarter of 2006).

2

For the quarter ended June 30, 2007, DHT’s vessel expenses, including insurance costs, were $5.1 million, depreciation and amortization expenses were $4.2 million and general and administrative expenses were $0.7 million.

For the quarter ended June 30, 2007, net finance expenses, including amortization of deferred debt issuance costs, were $3.3 million. DHT has entered into an interest rate swap agreement for the full amount of its term loan of $236 million, effectively fixing the interest rate at 5.6% until October 2010. The term loan is non-amortizing until January 2011.

Market Update

The tanker market remained strong during the second quarter period, although it was affected by substantial refinery maintenance in the United States and OPEC’s curtailment of supplies to the market. China’s continued strong demand for oil imports remained the key driver for the growth in demand, but OECD countries also contributed positively with an increase in oil consumption after more than a year in decline.

The strong dry cargo market resulting in increased conversion of older, single hull VLCCs to Very Large Ore Carriers and delays in deliveries of newbuild vessels are having a positive impact on the supply-demand balance. As the number of single hull VLCCs is decreasing, pressure on freight rates for the double hull vessels is abating.

The market fundamentals remain solid due to the strong world economy and the continued increase in distances between oil producers and consumers, leading to increased tonne-mile demand. In addition, high oil prices are encouraging increased oil production within both OPEC and non-OPEC countries such as Russia, further increasing the demand for oil transportation.

Freight rates in the fourth quarter of 2007 are expected to significantly exceed the freight rates in the second and third quarters, which historically are the weaker quarters of the year.

Vessels’ Charter Arrangements and Vessel Operations

Our current fleet of seven vessels has been time chartered to OSG from October 2005 for periods of 5-6 ½ years. We believe that the base hire component of each of our time charters will provide us with stable cash flows during market downturns, as our charters provide for fixed monthly base hire payments regardless of prevailing market rates so long as the vessel is not off hire. If market rates exceed the daily base hire rates set forth in our charters, we have the opportunity to participate in any such excess under the profit sharing component of our charter arrangements.

All our vessels are subject to scheduled periodic dry docking for the purpose of special survey and other interim inspections. Additionally, our vessels can be subject to unscheduled off hire for ongoing maintenance purposes.

3

Overseas Regal, one of the company’s VLCCs, entered drydock in March for the commencement of a scheduled special survey by Class. The vessel completed the docking in mid-April which resulted in 13 days off hire in the second quarter.

Overseas Rebecca, one of the company’s Aframaxes, underwent a scheduled interim survey by Class in the period June – July, which resulted in 13 days of off hire in the second quarter. An additional 9 days of off hire will be reflected in the company’s third quarter results. This period of off hire was longer than expected as a result of stricter regulation for permitting preparatory work in advance of the survey while employed in the U.S. lightering trade.

Overseas Ania, another of the company’s Aframaxes, is expected to undergo a scheduled interim survey by Class in the third quarter.  This vessel is also employed in the U.S. lightering trade and it is expected that the vessel will also be offhire for a time period similar to Overseas Rebecca.

There are no scheduled drydockings until the end of 2008 or early 2009 (the Aframaxes Overseas Sophie and Overseas Cathy).

Recent Developments

On July 27, 2007, DHT announced that it had entered into an agreement to acquire a 2001-built 164,000 deadweight tonne Suezmax tanker for $92.7 million scheduled for delivery in November / December 2007.  The vessel will be bareboat chartered to OSG for a term of seven years. The charter has a rate of $26,300 per day for the first three years and $25,300 per day for the last four years. In addition to the bareboat charter rate, DHT will, through the profit sharing element of the charter agreement, earn 33% of the vessel’s earnings above the TCE rate of $35,000 per day for the first three years and above $34,000 per day for the last four years, calculated on a four quarter rolling average.

The acquisition of the vessel is consistent with DHT’s strategy of having a fleet of modern, high quality vessels providing for stable earnings.  Also, the addition of a Suezmax tanker is in line with DHT’s strategy to diversify its fleet and to charter its vessels to first rate charterers. The completion of the acquisition is subject to a number of customary closing conditions. DHT plans to finance the purchase through its current facility with The Royal Bank of Scotland.

Annual Shareholders Meeting

The 2007 Annual Shareholders Meeting was held on Wednesday, June 20, 2007. The shareholders voted to re-elect Randee Day as DHT’s Class II Director for a term of three years and to ratify Ernst & Young LLP as DHT’s independent auditors for the 2007 fiscal year.

FINANCIAL INFORMATION

SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
($ in thousands except per share amounts)

	2Q 2007 April 1-June 30, 2007	2Q 2006 April 1-June 30, 2006

Shipping revenues	$20,745	$19,363

Vessel expenses	5,095	4,679
Depreciation and amortization	4,217	4,216
General and administrative	746	577

Total operating expenses	10,058	9,472

Income from vessel operations	10,686	9,891

Interest income	226	267
Interest expense and amortization of deferred debt issuance cost	3,495	3,496

Net income	7,418	6,662

Basic net income per share	$0.25	$0.22
Diluted net income per share	$0.25	$0.22

Weighted average shares (basic)	30,026,431	30,006,250
Weighted average shares (diluted)	30,044,038	30,010,634

SUMMARY CONSOLIDATED BALANCE SHEETS
($ in thousands)

	June 30, 2007	Dec. 31, 2006

Current Assets
Cash and Cash Equivalents	$17,142	$17,680
Voyage receivables from OSG	3,268	4,009
Unrealized gain on interest rate swap	3,760	1,712
Prepaid Expenses	436	331
Prepaid Technical Management Fee to OSG	1,324	1,324
Total Current Assets	25,930	25,056

Vessels, net*	314,189	322,577
Other assets incl. deferred debt issuance cost	1,327	1,407

Total Assets	$341,446	$349,040

Current Liabilities
Accounts payable and accrued expenses	$3,642	$3,456
Unrealized loss on interest rate swap	-	-
Deferred Shipping Revenues	6,169	6,169
Total Current liabilities	9,811	9,625

Long term debt	236,000	236,000

Total Stockholders’ equity*	95,635	103,415

Total Liabilities and Stockholders’ Equity	$341,446	$349,040
*In October 2005, DHT acquired the 7 vessels in its initial fleet for a total purchase price of $580.6 million from OSG. DHT was required to carry over OSG’s historical book values of the vessels to its books, and the excess of the aggregate purchase price above their historical book value was recorded as a reduction of stockholders’ equity. This reduction amounted to $233 million and represents a deemed dividend to OSG.

EARNINGS CONFERENCE CALL INFORMATION
DHT plans to host a conference call at 9 am ET on August 29, 2007 to discuss the results for the second quarter. All shareholders and other interested parties are invited to call into the conference call, which may be accessed by calling (800) 561-2718 within the United States and +1-617-614-3525 for international calls. The passcode is “Double Hull”. A live webcast of the conference call will be available in the Investor Relations section on DHT's website at http://www.dhtankers.com.

An audio replay of the conference call will be available from 11:00 a.m. ET on August 29, 2007 through 1 p.m. ET on September 5, 2007 by calling toll free (888) 286-8010 within the United States or +1-617-801-6888 for international callers. The passcode for the replay is 16628504. A webcast of the replay will be available in the Investor Relations section on DHT's website at http://www.dhtankers.com.

Forward Looking Statements
This press release contains assumptions, expectations, projections, intentions and beliefs about future events, in particular regarding daily charter rates, vessel utilization, the future number of newbuildings, oil prices and seasonal fluctuations in vessel supply and demand.  When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should,” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements are intended as “forward-looking statements.”  All statements in this document that are not statements of historical fact are forward-looking statements.

The forward-looking statements included in this press release reflect DHT’s current views with respect to future events and are subject to certain risks, uncertainties and assumptions.  We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. The reasons for this include the risks, uncertainties and factors described under the section of our latest annual report on Form 20-F entitled “Risk Factors,” a copy of which is available on the SEC’s website at www.sec.gov.  These include the risk that DHT may not be able to pay dividends; the highly cyclical nature of the tanker industry; global demand for oil and oil products; the number of newbuilding deliveries and the scrapping rate of older vessels; the risks associated with acquiring additional vessels; changes in trading patterns for particular commodities significantly impacting overall tonnage requirements; risks related to terrorist attacks and international hostilities; expectations about the availability of insurance; our ability to repay our credit facility or obtain additional financing; our ability to find replacement charters for our vessels when their current charters expire; compliance costs with environmental laws and regulations; risks incident to vessel operation, including discharge of pollutants; and unanticipated changes in laws and regulations.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements included in this press release. DHT does not intend, and does not assume any obligation, to update these forward-looking statements.

CONTACT:	Eirik Ubøe
Phone: +44 1534 639 759 and +47 412 92 712
E-mail: info@dhtankers.com and eu@tankersservices.com